Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Wisconsin Energy Corporation

Filer’s Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: October 29, 2014

Set forth below is the transcript of the third quarter 2014 Wisconsin Energy earnings call held on October 29, 2014.

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EDITED TRANSCRIPT

WEC - Q3 2014 Wisconsin Energy Corporation Earnings Conference Call

EVENT DATE/TIME: OCTOBER 29, 2014 / 06:00PM  GMT

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CORPORATE PARTICIPANTS

Colleen Henderson Wisconsin Energy Corporation - Manager Strategic Planning & IR

Gale Klappa Wisconsin Energy Corporation - Chairman, CEO

Pat Keyes Wisconsin Energy Corporation - EVP, CFO

Allen Leverett Wisconsin Energy Corporation - President

CONFERENCE CALL PARTICIPANTS

Mike Weinstein UBS - Analyst

Steven Fleishman Wolfe Research - Analyst

Brian Russo Ladenburg Thalmann & Company - Analyst

Paul Patterson Glenrock Associates - Analyst

Michael Lapides Goldman Sachs - Analyst

Charles Fishman Morningstar - Analyst

Paul Ridzon KeyBanc Capital Markets - Analyst

PRESENTATION

Colleen Henderson - Wisconsin Energy Corporation - Manager Strategic Planning & IR

Good afternoon, ladies and gentlemen. Thank you for waiting and welcome to Wisconsin Energy’s quarterly conference call. This call is being recorded for rebroadcast, and all participants are in a listen-only mode at this time.

Before the conference call begins I will read the forward-looking language. All statements in this presentation, other than historical facts, are forward-looking statements that involve risks and uncertainties which are subject to change at any time. Such statements are based on management’s expectations at the time they are made.

In addition to the assumptions and other factors referred to in connection with the statements, factors described in the Company’s latest Form 10-K and subsequent reports filed with the Securities and Exchange Commission could cause actual results to differ materially from those contemplated. During the discussions, referenced earnings per share will be based on diluted earnings per share unless otherwise noted.

After the presentation, the conference will be open to analysts for questions and answers. In conjunction with this call, Wisconsin Energy has posted on its website a package of detailed financial information at WisconsinEnergy.com. A replay of our remarks will be available later today.

And now it is my pleasure to introduce Mr. Gale Klappa, Chairman of the Board and Chief Executive Officer of Wisconsin Energy Corporation.

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

Colleen, thank you. Good afternoon, everyone, and thanks for joining us as we review our 2014 third-quarter results.

Let me begin, as always, by introducing the members of the Wisconsin Energy management team who are here with me today. We have Allen Leverett, President of Wisconsin Energy and CEO of our generation group; Pat Keyes, our Chief Financial Officer; Susan Martin, General Counsel; Steve Dickson, Controller; and Scott Lauber, our Treasurer.

Pat will review our financial results in detail in just a moment. But as you saw from our news release this morning, we reported adjusted earnings of $0.57 a share for the third quarter of 2014. This compares with earnings of $0.60 for last year’s third quarter. Our adjusted earnings exclude expenses of $0.01 a share related to our acquisition of the Integrys Energy Group.

The headline for this quarter, of course, was our cool summer weather, so you may be wondering: How cool was it? Well, three numbers best describe the summer temperatures in our region: 19, 65, and zero.

In the third quarter, we had 19 days when the high temperature for the day never reached 70 degrees. There were 65 days when the high temperature never reached 80 degrees. And, finally, we had zero 90-degree days in Milwaukee this summer.

But even with the sharply lower customer demand for air conditioning, we continued to deliver solid results. Our focus on financial discipline and industry-leading reliability continued to serve us well.

Turning now to the state of the economy, Wisconsin’s unemployment rate declined to 5.5% September and remains well below the national average. In fact the unemployment rate in Wisconsin is now the lowest it’s been since 2008.

As the economy has continued to improve over the course of the year, deliveries of electricity to our large commercial and industrial customers have also edged higher. For the first three quarters of the year, our large customers, excluding the iron ore mines, consumed 1.3% more electricity than during the corresponding 9 months a year ago.

If you look at the data on a weather-normalized basis, total retail sales of electricity have grown by 2.1% during the first 9 months of 2014. We are seeing recent strength in four sectors of the economy: paper manufacturing, food products, rubber and plastics production, and metal fabricating.

In addition, we continue to see stronger customer growth across our system. New electric service connections are up by 4.8%, and natural gas installations are up by actually more than 20% compared with the same period last year. Later in my remarks I will update you on several positive developments in our core business as well as the important construction projects we have underway, but first I would like to discuss our progress in obtaining regulatory approvals for the acquisition of Integrys.

To refresh your memory, on June 23 we announced plans to acquire Integrys in a cash and stock transaction. Combining the two companies to form the WEC Energy Group will create a strong electric and natural gas delivery company with deep operational expertise, scale, and the financial resources to meet the region’s future energy needs.

We’ll serve nearly 4.4 million customers in Wisconsin, Illinois, Michigan, and Minnesota. In fact, the combination will create the eighth largest natural gas distribution company in America, and the strong cash flow of the combined company will be invested prudently in new and upgraded energy infrastructure.

Now, as you are well aware, we have consistently used three criteria to evaluate any potential acquisition opportunity. First, we would have to believe that the acquisition would be accretive to earnings per share in the first full calendar year after closing. Second, it would need to be largely credit neutral. And finally, we would have to believe that the long-term growth rate of any acquisition would be at least equal to Wisconsin Energy’s standalone growth rate.

I’m pleased to report that we believe this combination meets or exceeds all three criteria. We expect the combined company will be able to grow earnings per share at 5% to 7% per year, faster than either one of us is projecting on a standalone basis. And importantly, more than 99% of these earnings would come from regulated businesses.

Our customers will benefit from the operational efficiency that comes with increased scale and geographic proximity and, over time, will enhance the operations of the seven utilities that will be part of our Energy Group by incorporating best practices systemwide.

In addition, as many of you know, Integrys today is one of the major owners of American Transmission Company, with a 34.1% interest. Wisconsin Energy is the second-largest owner, with a 26.2% interest. The combined entity will have a 60% stake in one of the largest transmission companies in the country.

ATC, if you haven’t noticed, has a new 10-year capital investment plan that was just rolled out. In that 10-year plan, ATC plans to bolster electric reliability across our region.

ATC’s capital plan for the years 2014 to 2023 calls for investment of $3.3 billion to $3.9 billion. We believe it is a solid plan, and we welcome the opportunity to increase our commitment to the transmission business.

Moving on to our dividend policy, just a reminder. In the period before closing, Wisconsin Energy plans to continue its current dividend policy which calls for a 7% to 8% annual increase in the dividend.

At closing, we would expect a further dividend increase of 7% to 8% from Wisconsin Energy shareholders to reflect the dividend policy of the combined company. Then going forward the projected payout target for the combined company would be 65% to 70% of earnings.

Now, as you know the transaction is subject to approvals from the shareholders of both companies and from several regulatory agencies. These agencies include the Federal Energy Regulatory Commission, the Public Service Commissions of Wisconsin and Michigan, the Illinois Commerce Commission, and the Minnesota Public Utilities Commission. The transaction also is subject to the requirements of the Hart-Scott-Rodino Act and other customary closing conditions.

We filed with all four state utility commissions on August 6, and we are currently working through the respective proceedings. In Wisconsin, the Commission has set a schedule for the case with a vote expected to take place no later than March 20, 2015.

In Illinois, the Illinois Commerce Commission staff has proposed a schedule that calls for an ICC decision on July 6, 2015. In Michigan, a revised schedule calls for a decision by the Michigan Commission in June of 2015.

In Minnesota the state Attorney General has recommended that the Minnesota Commission open a docket to review the transaction. And the Minnesota Department of Commerce has requested additional information before the end of this month.

In addition, we filed our application with the Federal Energy Regulatory Commission on August 15. The public comment period at FERC closed on October 17, and we filed our response to those comments yesterday.

We also filed our Hart-Scott-Rodino application on September 24. I am very pleased to report that the Department of Justice closed its review under the Hart-Scott-Rodino Act on October 24 with no further action required by the Company. This clears the way for the acquisition under federal antitrust rules.

In other developments, the Securities and Exchange Commission has declared our Registration Statement effective; and as a result, we scheduled our special shareholder meeting for November 21. Integrys is also scheduled to hold its shareholder meeting the same day.

We are making really good progress on all the regulatory fronts, and we anticipate closing the transaction during the second half of 2015.

One more item related to Integrys. Back in June, Integrys announced the sale of its unregulated power and natural gas marketing business to Exelon. Exelon will pay $60 million for the Integrys retail operations plus adjusted net working capital at the time of closing. On October 14, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Act, and Integrys expects now to complete the sale and have the closing by the end of this year.

To summarize, we believe our acquisition of Integrys will create the premier regulated utility system in the Midwest, with superior service and competitive pricing for years to come. The benefits to all of our stakeholders — from the customers and communities we serve to the people we employ to the shareholders who count on us to create value — are clear, compelling, and achievable.

Now turning back to recent developments in our core business. As you may recall, in mid-July we received the final written order from the Wisconsin Commission approving our request to build and operate a new natural gas lateral in west central Wisconsin. The 85 miles of pipeline and connected facilities will run from northern Eau Claire County, in the far western part of the state, to the city of Tomah in west central Wisconsin.

The project will address reliability concerns in that region and meet growing demand. Demand of course is being driven by customers converting from propane to natural gas and by the growth of the sand mining industry in western Wisconsin. The Commission’s approval also includes franchise awards for 10 communities along the route and authorizes us to begin delivering natural gas within the borders of those communities.

In mid August we received a permit from the Wisconsin Department of Natural Resources approving with minimal modification our mitigation plan for wetlands and waterways; and on October 7 we began work on portions of the downstream facilities, with construction of the larger-diameter lateral scheduled to begin early next year. We expect to complete this project in the fourth quarter of 2015, and our projected cost is between $175 million and $185 million, excluding allowance for funds used during construction.

On the generation side of our business, you’ll recall that we are converting the fuel source for our Valley Power Plant from coal to natural gas. As a reminder, the two-unit Valley Plant is a cogeneration facility located along the Menominee River near downtown Milwaukee.

Valley generates electricity for the grid, produces steam for more than 400 customers in the downtown Milwaukee Business Center, and provides voltage support for our electric distribution network. We are on time and on budget with this gas conversion project. And in a major milestone for the project, we achieved first fire on natural gas in Unit 1 at Valley on October 2; however, tuning is now nearly complete and the unit will be available and fueled by natural gas for the first time for the winter heating season.

Unit 2 at Valley is now scheduled to be converted to natural gas next year. We expect the total conversion cost to be $65 million to $70 million, again excluding allowance for funds used during construction.

You may also recall that in March of last year we began a major upgrade of the existing natural gas pipeline that runs near the Valley facility. This $30 million pipeline replacement project was completed on time and on budget in August.

Converting Valley to natural gas will reduce our operating cost for the units and enhance the environmental performance. We expect the electric capacity of the plant to remain at about 280 megawatts, and we believe our plan will help support a vibrant downtown Milwaukee for many years to come.

Next I would like to touch on the upgrade of our Twin Falls hydroelectric plant. Twin Falls was built back in 1912 and is one of 13 hydroelectric plants on our system. The plant is located on the border of Wisconsin and Michigan’s Upper Peninsula.

Construction is underway now to build a new powerhouse and add spillway capacity that meets current federal standards. Since our last update we have made really good progress on the major construction work at Twin Falls.

The upstream cofferdam has been completed, and rock excavation is well underway with completion expected later this year. We plan to begin construction of the new powerhouse itself in the spring, and we are still slated to complete the project in the summer of 2016. Total investment is budgeted at $60 million to $65 million, excluding allowance for funds used during construction.

We are also making excellent progress on our initiative to improve fuel flexibility at the new Oak Creek Expansion Units. As you’ll recall, these units were initially permitted to burn bituminous coal. However, given the current cost differential between bituminous coal and Powder River Basin coal, blending the two types of fuel could save our customers between $25 million and $50 million a year, depending on the fuel mix.

Last year we received environmental approvals, again making changes to the boilers, and testing a blend of the bituminous and PRB coal at the plant. This summer we took the next step: we filed a request with the commission in Wisconsin to approve additional capital spending for modifications of the plant. Our share of that investment would be $21 million.

If approved, these modifications will support operations of up to 60% PRB blend and testing of up to 100% PRB blend. So with the older coal units at Oak Creek already burning PRB and the newer units burning more PRB, we clearly need to have the space and equipment to handle additional coal inventory on-site.

As a result, we filed a request just a few days ago with the Wisconsin Commission for an expanded coal storage facility and additional handling equipment. Our estimated capital cost for this part of the project is $58 million.

In summary, we see significant investment opportunities in our core business, including our focus on delivering the future as we also continue to work on our aging distribution networks. Our capital budget, as you may recall, estimates spending $3.2 billion to $3.5 billion over the 5-year period 2014 through 2018; and over the 10-year period from 2014 through 2023, we expect to invest between $6.5 billion and $7.1 billion. We will keep you posted as our effort to upgrade the region’s energy infrastructure moves on.

Finally, turning to Wisconsin rate matters, in May we reached a settlement facilitated by the Wisconsin Commission staff with three major customer groups. The settlement covers return on equity, capital structure, and base rate changes for the forward-looking test years 2015 and 2016.

If approved by the Commission, Wisconsin Electric will have a return on equity going forward of 10.2% with no change in its capital structure; and Wisconsin Gas will have a return on equity of 10.3% with a higher equity component in its capital structure. The equity component for Wisconsin Gas would increase from 47.5% 49.5%. Based on this settlement, nonfuel electric rates would increase by 1.4% beginning in 2015.

The remainder of the rate case has been focused on rate design and fuel cost recovery for 2015. Hearings were held by the Commission in September and October here in the state, and a decision from the Commission is expected before the end of the year, with new rates to take effect on January 1.

With that, I will turn things over to our Chief Financial Officer, Pat Keyes, for more details on our third-quarter results. Pat?

Pat Keyes - Wisconsin Energy Corporation - EVP, CFO

Thank you, Gale. As Gale mentioned, our 2014 adjusted third-quarter earnings were $0.57 a share, compared to $0.60 a share for the same quarter in 2013. Our GAAP earnings for the quarter were $0.56 a share, which includes costs associated with the acquisition of Integrys.

Our consolidated operating income for the third quarter was $246.1 million, as compared to $258 million in 2013. That is a decline of $11.9 million.

Starting with the utility energy segment, you will see that operating income in the third quarter of 2014 totaled $158.4 million, a decrease of $8.2 million from the third quarter of 2013. As Gale mentioned, the cool, wet summer reduced our cooling load; and as a result our margins were $28.6 million lower than last year.

The cool weather also had an impact on our fuel recoveries. Because hourly prices for opportunity sales in the Midcontinent Independent System Operator market were lower, we had fewer dollars to flow back through the fuel cost recovery rule.

Therefore, on a quarter-over-quarter basis our fuel recoveries were down by $16.5 million. On the positive side, our utility operating and maintenance costs were $22 million lower than the same period last year, reflecting lower benefits costs and effective cost controls.

Our earnings were also helped by $15.9 million related to the accounting on the Treasury grant for our new biomass plant. Combining these and other factors results in the $8.2 million decrease in utility operating income in the third quarter of 2014 as compared with the same quarter in the prior year.

Operating income in our non-utility segment was essentially level on a quarter-over-quarter basis, which is in line with our expectations.

Our corporate and other segment had a $4.1 million reduction in income, virtually all of which related to the acquisition of Integrys. Taking the changes for these segments together, you arrive at the $11.9 million decrease in operating income.

Earnings from our investment in the American Transmission Company totaled $18 million in the third quarter, which is up about $900,000 from the same period in 2013. Our other income net declined by $2.2 million, primarily because of lower AFUDC. AFUDC decreased largely because our biomass plant was placed in service in the fourth quarter of 2013.

In addition, our net interest expense declined by $1.6 million, primarily because of lower long-term interest rates and lower debt levels.

When compared to the third quarter of 2013, our tax expense is down slightly. However, we have a slightly higher effective tax rate due in part to the inability to deduct certain costs related to the acquisition. We expect our effective tax rate for 2014 will be between 37.5% and 38.5%.

Combining all of these items brings you to $126.3 million of reported net income for the third quarter of 2014, or earnings of $0.56 per share. Adjusted earnings, which exclude $0.01 of acquisition costs, were $0.57 per share.

For the first 9 months of 2014, our adjusted earnings per share were $2.08, as compared to $1.88 for the first 9 months of 2013. Year-to-date adjusted net income in 2014 was $474.2 million, up from $433.1 million in the corresponding period a year ago.

Our adjusted operating cash flows during the first 9 months of 2014 totaled $1.035 billion, which is a $16 million decrease from the same period in 2013. Consistent with prior quarters, we saw stronger operating cash flows because of higher net income and larger non-cash charges related to depreciation and deferred income taxes.

On the other hand, we experienced an increase in cash needs for working capital, including natural gas in storage. Our total capital expenditures increased by $15 million in the first 9 months of 2014 compared to 2013, primarily because of investments in our distribution infrastructure.

We paid $264 million in common dividends in the first 9 months of 2014, an increase of $22.1 million or almost 9% compared to the first 9 months of 2013. I am pleased to report that our adjusted debt-to-capital ratio was 50.9% at the end of September; that is the lowest level we have seen since the year 2000.

With our announcement of the acquisition of Integrys, we suspended our share repurchase program and thereby enhanced our cash position. A reminder that our calculation treats half of our hybrid securities as common equity, which is consistent with past presentations.

We are using cash to satisfy any shares required for our 401(k) plan, options, and other programs. Going forward, we do not expect to issue any additional shares for these plans.

Year-to-date retail deliveries of electricity rose by 1.1% as compared to the same period in 2013. Our normalized year-to-date retail deliveries were up 2.1%.

Looking at the individual customer segments, we saw actual residential deliveries decline by 2.1%. On a normalized basis, residential usage rose by 7/10 of a percent. Across our small commercial and industrial group, we saw year-to-date deliveries up 1/10 of a percent; and on a normalized basis we were also up 1/10 of a percent.

In the large Commercial & Industrial segment, on a normalized basis year-to-date deliveries were up by 5.2%. And if you exclude the iron ore mines, we were up 1.7%. Overall, these results are in line with our expectations.

Year-to-date retail natural gas sales were up 13.1% compared to the same period in 2013. On a normalized basis, sales improved by 2.6%. The results from our natural gas delivery business are ahead of our expectations for the year.

Finally, as we look ahead to the fourth quarter, we are tightening our annual earnings guidance. Our prior guidance was $2.58 to $2.64 a share. Our new guidance is $2.60 to $2.64 a share.

Again, our new guidance for 2014 is $2.60 to $2.64 a share. This guidance excludes an estimated $0.05 per share of legal, professional, and banking fees associated with the acquisition of Integrys.

And with that I will turn things back to Gale.

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

Pat, thank you very much. Overall, we are on track and focused on delivering value for our customers and our stockholders.

QUESTION AND ANSWER

Operator

(Operator Instructions) Mike Weinstein, UBS.

Mike Weinstein - UBS - Analyst

A quick question about the election coming up and the sale of state assets that potentially might happen one day in the future. Has this become an election issue at all? Have people been using it as a hammer or a nail, in a sense?

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

No, not at all, Mike. Good question. Really the entire election has turned on jobs and on the Governor’s track record in terms of job creation and elimination of budget deficits, etc. So there has been — actually I haven’t heard a single word in any of the campaign material or any of the debates about the potential sale of state-owned power plants; nothing.

Mike Weinstein - UBS - Analyst

Got you. In terms of the O&M savings this quarter, is a lot of that considered ongoing and will flow through into the fourth quarter as well?

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

Well, I will let Pat give his view as well. When you look at the O&M savings quarter-on-quarter, there were two or three things that really stand out. First of all, we had some very positive results from pension expense and healthcare costs.

On healthcare costs, this is the first year — you may have heard us mentioned this before. This is the first year that all of our employees have moved to a high-deductible healthcare plan, so we will see; but we may see some rebound in healthcare expenses in Q4.

On pension costs, I think Pat’s view is for 2014 that should be pretty well a permanent type savings.

Then the third piece in terms of the better performance on O&M — the strong performance on O&M in the quarter, is we did see some operating cost savings from our maintenance on our distribution networks simply because our networks really weren’t stressed given the cool summer.

Mike Weinstein - UBS - Analyst

Right. All right, thank you very much.

Operator

Steven Fleishman, Wolfe Research.

Steven Fleishman - Wolfe Research - Analyst

I might have missed it, but I just wanted to see if you have any color on the issues that you are getting from the Michigan Governor and political people related to the merger transaction. They are filing at FERC a delay of schedule and just — I mean, it seems like it relates to the Upper Peninsula issues. Could you just talk about potential solutions for that?

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

I would be happy to, and thanks for asking, Steve. First of all, I think you have really nailed the principal concern. The principal concern from the Governor’s office and the state Attorney General’s office in Michigan really relates to the power supply problems and the energy future for the Upper Peninsula.

That is first and foremost on their minds. I think that is point number one.

Point number two, it is becoming very, very clear — it has been clear for a while to us, but it’s I think becoming very clear to all the parties in Michigan that the customer choice law there is deeply flawed, particularly when it allows 90% customer choice in one area of the state and capped at 10% customer choice in the rest of the state.

Of course, 90% customer choice in the UP makes long-term capacity planning very, very difficult. So that I think is emerging as a very significant issue.

Then thirdly, there has been a lot of very productive and positive discussion emerging — with the lead of the Governor’s office — about what they call a global solution to the UP energy problems. Yesterday, matter of fact, there was a very well attended Energy Summit hosted in Marquette, Michigan, about the UP issues. The Governor’s senior aide mentioned that she was very encouraged about the positive discussions going on among the parties and hopeful that a solution could emerge in the near time frame of the next 60 to 90 days.

So we are very actively involved in those discussions. The only thing I really can add to that is that I think clearly the preference of the administration is building additional generation in the UP, and we have indicated we would be willing to an investor as part of that solution. Is that helpful, Steve?

Steven Fleishman - Wolfe Research - Analyst

Yes, that’s helpful. Thank you. Then on the Governor election — I mean, obviously don’t know who’s going to win. But in the event there were to be a change in Governor in Wisconsin, how does that impact the Commission at all? Do they — their terms are still for a while, right?

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

Absolutely. In fact, really for the near-term and even in the medium-term, I would see really no change at the Commission. Chairman Montgomery I believe has 5 years left on his 6-year term.

Commissioner Nowak has a very long period left on her 6-year term. Commissioner Callisto, who is the prior Governor’s appointee, his term expires in March of 2015; but of course that seat would be appointed one way or another by the new Governor.

But in terms of the two Governor Walker appointees on the Commission, they have very long periods left in their term, so I would really see no change in philosophy or approach at the Commission regardless of which candidate wins.

I will say everybody has been waiting with bated breath here for the latest poll. The polling firm that has been doing regular — for Marquette University, doing regular polling on the Governor’s race and was actually the most accurate polling result from the Governor’s recall race a couple of years ago, literally just released the final poll before the election about 15 minutes ago; and I am told it shows Governor Walker up 50% to 43% among likely voters.

So that would be a very big swing. It showed a tie just 2 weeks ago.

Steven Fleishman - Wolfe Research - Analyst

Great. Thank you very much.

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

Okay, Steve. Good to hear — good to talk with you.

Steven Fleishman - Wolfe Research - Analyst

Yes.

Operator

Brian Russo, Ladenburg Thalmann.

Brian Russo - Ladenburg Thalmann & Company - Analyst

Hi, good afternoon. Just curious, what were the drivers or what enabled you to beat your initial third-quarter guidance of $0.48 to $0.52? Was it the lower O&M due to the less stressed network, or is there anything else going on?

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

Probably three things going on. Lower O&M due to less stress on the network was a factor. Truth of the matter is, even though it is not a big gas quarter, not a big quarter for gas sales, our natural gas distribution sales came in better than expected; that was a help.

Medical expenses better than expected. And then September weather, while it was still cooler than normal, was much closer to normal than July and August. All those factors combined together to bring in numbers that were better than our own expectations.

Brian Russo - Ladenburg Thalmann & Company - Analyst

Okay, great. Then just remind us of where the state stands in their evaluation of the state-owned generation asset sale process.

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

Really no significant update from what we provided to you in the past. Everybody has been focused on the election. And as I have mentioned before, if Governor Walker wins the election I suspect there will be some movement by the state, since they have already hired a financial advisor to advise them on state asset sales, I would expect you would see some movement in 2015.

If Mary Burke, the Democratic candidate, wins we are really uncertain as to whether she would pursue any sale of state assets.

Brian Russo - Ladenburg Thalmann & Company - Analyst

Okay, great. Thank you very much.

Operator

Paul Patterson, Glenrock Associates.

Paul Patterson - Glenrock Associates - Analyst

I wanted to follow up on a few things. First of all, on the Michigan stuff, there was a letter, as you know, that was sent to FERC. And they seemed to indicate among other things — this is from the Michigan Governor and what have you — that they saw some sort of conflict between ATC and generation. They seem to allude to the idea that if there was a generation solution there may not be as big a need for a transmission investment.

Can you address that at all? If you guys were to invest in generation would that, do you think, impact the CapEx for ATC or something like that?

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

Well, let me frame it a little bit, then I’m going to ask Allen to give you his view as well, since Allen has been deeply involved in all of this, as have I. I think first it is important to realize that the real concerns from the Michigan Governor’s office and the Michigan Attorney General’s office — the best we can tell and in our discussions with them — their real concerns are what I mentioned earlier.

They are concerned about the future energy supply in the UP. It is a difficult situation up there, as you know, given customer choice, given the fact that the Presque Isle units need environmental control upgrades. There are a lot of moving pieces.

But I think that it is becoming clear that a very significant part of the longer-term solution is new generation. And we have expressed a willingness to be an investor.

Now clearly if new generation is built, that would mean less transmission would have to be built. Whether or not new generation alone would be sufficient to eliminate transmission upgrades, that is still to be decided. But clearly an important part of the equation I think, Allen, is new generation.

Allen Leverett - Wisconsin Energy Corporation - President

Yes. I think, Paul, I guess your question also goes to — if I understand it — would the magnitude of transmission required be less if you had additional generation in the UP. I think our view would be that, yes, if you had generation up there you would certainly need less in the way of transmission upgrades.

But I would emphasize less as opposed to actually being able to eliminate the need for any transmission upgrades.

So it is not something I could quantify for you today, but I would say you have two options. One is a pure transmission solution, which we don’t think is a good option. The other is really a generation solution coupled with a greatly reduced amount of transmission.

But I don’t see an option, Paul, where there is no additional transmission investment at all.

Paul Patterson - Glenrock Associates - Analyst

Okay. Then just with respect to the potential investment in new generation up there, is that possible that that would be part of the Cliffs investigation they are doing with Invenergy for a combined heat plant? Or is that probably something separate?

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

No, at the moment, there’s lots of discussions going on, and a lot of ideas on the table, and a lot of cooperation among the parties. And that is really about all I can tell you at this point.

Paul Patterson - Glenrock Associates - Analyst

Okay. You mentioned 60 to 90 days being mentioned as sort of wrapping it up. But do you think we might hear anything in the near-term or nearer-term regarding progress on this issue?

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

My guess is — and I am simply guessing, because again a number of parties are at the table, a lot of discussions going on. My guess is the most definitive statements will come either year-end or shortly thereafter.

Paul Patterson - Glenrock Associates - Analyst

Okay, great. Then finally, just a follow-up on Mike’s question on the O&M and your answer about the high-deductible plan. You said there might be a rebound in the fourth quarter. I was just wondering if you could elaborate a little bit on that.

Is that because people will have spent their deductible? Or is something else going on?

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

No; that is exactly it. we suspect that many people would have met their deductible by Q4, and therefore we might see slightly higher medical cost expenses in Q4 than when we were under a more traditional healthcare plan.

Paul Patterson - Glenrock Associates - Analyst

Okay. Appreciate the clarification. Thanks a lot, guys.

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

Hey, you’re more than welcome. Good questions.

Operator

Michael Lapides, Goldman Sachs.

Michael Lapides - Goldman Sachs - Analyst

One easy question for you. When you talk about the need for capacity in the UP, roughly how much in terms of megawatt capacity are we talking about? And are we simply just talking about gas-fired capacity replacing coal, or is it conceivable there is a little more diversity in the fuel mix there?

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

Well, let me answer the second question first and then we will get Allen’s view on the capacity. Because a number of different configurations could emerge, so I am not sure we can give you a precise number on capacity.

I would think, based on all the discussion so far, that a principal solution would be natural gas-fired capacity, probably combined-cycle natural gas plant. However, there is also a discussion about augmenting that with some renewables.

Again, lots of discussion on the table right now. But I would think the primary thrust would involve new natural gas combined-cycle capacity. Allen?

Allen Leverett - Wisconsin Energy Corporation - President

Yes, and I would say, Michael, in terms of amount of capacity, my view would be the amount of capacity required would be somewhere between 250 megawatts and 350 megawatts. But given the nature of the situation there, you would have to configure that in a way — I mean, for example, if it were combined-cycle, you would probably want more than two trains. You would probably want three trains so that — and multiple CTs, multiple heat recovery steam generators so that you would be able to maintain them in a fashion that allowed you to maintain the reliability in the UP.

But my guess on range of capacity is in that 250 to 350 range.

Michael Lapides - Goldman Sachs - Analyst

Got it. Allen, as long as I’ve got you, any update in terms of the multivalue project analysis that the Midwest ISO goes through in terms of evaluating all significant potential new transmission projects in that RTO, not just ones dealing with the UP?

Allen Leverett - Wisconsin Energy Corporation - President

No, not really. MISO continues with their current process. They have all the different appendices; I think they go from capital A to D in terms of the way they look at the projects and they evaluate the projects.

So there’s really no update, Michael, I’m sorry, that I could offer.

Michael Lapides - Goldman Sachs - Analyst

Okay. Thanks, guys. Much appreciated.

Operator

Charles Fishman, Morningstar.

Charles Fishman - Morningstar - Analyst

Hi, can I burden you with one more question on Michigan’s comments concerning the merger? They were also — the Governor and AG were a little concerned about the ownership percentage that you will have in ATC.

And it made me think that — are you also at risk by maintaining that high a level of ownership? Or at least ATC at risk of losing their independence incentive ROE that they receive from FERC? And could that be another potential driver that might — obviously the simple solution is just to divest a small piece of ATC if you need to. But I will leave it at that and let you comment.

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

The short answer on independence is no; no danger. And I will let Allen give you the details.

Allen Leverett - Wisconsin Energy Corporation - President

Yes, but I guess on independence point, Charles, at this point there is only one transmission company that FERC deems being capital “I” independent, and that is ITC. So at this point they don’t deem it to be independent anyway. So the fact that you have this merger is not going to change anything about that.

But I do think, Charles, and I’m glad you asked a follow-up question, because I think a distinction here is very, very important. ATC is a member of MISO; and as such, they transferred control over their transmission facilities to MISO.

So, look, as a consequence, regardless of what entities are deemed to control ATC, ATC’s transmission facilities are going to be under the control of MISO. And nothing about the merger is going to change that fact.

The FERC has held on a number of occasions — at least three that I am aware of — that mergers of utilities that even own directly transmission facilities that are under the control of an RTO don’t raise any vertical market power concerns. And here, there is only indirect ownership by us and Integrys of the transmission facilities.

We don’t even directly own them. ATC owns them.

We won’t control ATC. And ATC has ceded over control of the transmission to MISO. So it is a little hard for us to see how this merger presents any concerns as it relates to transmission.

Charles Fishman - Morningstar - Analyst

Okay. Well, that sounds like a good response and I assume that will be in your rebuttal testimony.

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

It already is.

Charles Fishman - Morningstar - Analyst

Oh, was about already, the rebuttal on that?

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

It was filed yesterday.

Allen Leverett - Wisconsin Energy Corporation - President

Yes, our answer was filed yesterday, Charles.

Charles Fishman - Morningstar - Analyst

Okay. I didn’t read it yet. Thank you very much for your response.

Operator

Paul Ridzon, KeyBanc.

Paul Ridzon - KeyBanc Capital Markets - Analyst

Sounds as though even if you participate in the UP generation solution, it is not going to change your comments around equity needs.

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

No, it will not change our comments around equity needs; you are absolutely correct.

Paul Ridzon - KeyBanc Capital Markets - Analyst

Then one of the reasons you gave for your beat was that you had normal weather in September.

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

We had closer to normal weather in September. July and August were 18 standard deviations off the norm, and I am only slightly exaggerating.

But we had basically assumed in our guidance we would have an abnormally cool summer for all 3 months of the quarter. July and August certainly met our expectations for coolness. September, while below normal, was closer to normal.

Paul Ridzon - KeyBanc Capital Markets - Analyst

So you extrapolated July across the entire quarter?

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

We actually extrapolated June across the entire quarter.

Paul Ridzon - KeyBanc Capital Markets - Analyst

Okay. Thank you very much.

Gale Klappa - Wisconsin Energy Corporation - Chairman, CEO

You’re more than welcome.

All right. Well, ladies and gentlemen, that concludes our conference call for today. Thank you again for participating.

If you have any other questions, Colleen Henderson will be available in our Investor Relations office, and that direct line is 414-221-2592. Thanks again, everyone.

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Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication.  Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys.  The registration statement was declared effective by the SEC on October 6, 2014.  Each of Wisconsin Energy and Integrys has mailed the joint proxy statement/prospectus to their respective shareholders, and has filed and will file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus as well as other documents filed with the SEC whey they become available, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder.  Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.